Filed by First Advantage Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sterling Check Corp.

Commission File No.: 001-40829

Date: February 29, 2024

[The following is a transcript of a conference call and webcast regarding First Advantage Corporation’s Fourth Quarter Earnings conducted on February 29, 2024]

First Advantage Q4 2023 Earnings Call Transcript February 29, 2024

Corporate Speakers:

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Stephanie Gorman; First Advantage; Head, Investor Relations
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Scott Staples; First Advantage; Chief Executive Officer
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David Gamsey; First Advantage; Chief Financial Officer, Executive Vice President

Participants:

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Shlomo Rosenbaum; Stifel; Analyst
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Ashish Sabadra; RBC Capital Markets; Analyst
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Andrew Steinerman; J.P. Morgan; Analyst
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Manav Patnaik; Barclays; Analyst
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Kyle Peterson; Needham & Company; Analyst
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Heather Balsky; Bank of America; Analyst
•
Scott Wurtzel; Wolfe Research; Analyst

PRESENTATION

Operator^ (Operator Instructions). Good day everyone. My name is Leo, and I will your conference operator today. I would like to welcome you to the First Advantage fourth quarter and full year 2023 earnings conference call and webcast. Hosting the call today from First Advantage is Stephanie Gorman, Vice President of Investor Relations. At this time, all participants have been placed in listen only mode to prevent any background noise.

(Operator Instructions). Please note, today's event is being recorded. It is now my pleasure to turn the call over to Stephanie Gorman. You may begin.

Stephanie Gorman^ Thank you, Leo. Good morning, everyone. I'm joined on our call today by Scott Staples, our Chief Executive Officer, and David Gamsey, our Chief Financial Officer. As you may have seen, today we announced a definitive agreement to acquire Sterling Check Corp. We will first discuss the transaction, then cover First Advantage's fourth quarter and full year 2023 results as well as our 2024 outlook. Then we will open the call for questions.

In the Investors section of our website, you will find a press release on the Sterling acquisition in addition to our earnings press release and slide presentation to accompany today's discussion. This webcast is being recorded and will be available for replay on our investor relations website. Before we begin our prepared remarks, I would like to remind everyone that our discussion today will include forward-looking statements. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors.

These factors are discussed in more detail in our filings with the SEC, including our 2022 form 10-K and our 2023 form 10-K to be filed with the SEC. Such factors may be updated from time to time in our periodic filings with the SEC, and we do not undertake any obligation to update forward looking statements.

Throughout this conference call, we will also present and discuss non-GAAP financial measures, reconciliations of our non-GAAP financial measures to their most directly comparable GAAP financial measures, to the extent available without unreasonable effort, appear in today's earnings press release and presentation, which are available on our investor relations website.

I will now hand the call over to Scott.

Scott Staples^ Thank you Stephanie, and good morning, everyone. This is an exciting day for First Advantage as we announced our agreement to acquire Sterling. This strategic and accretive acquisition will benefit customers and investors and drive long-term value creation. I'll start by walking through an overview of the rationale behind this acquisition.

Against the backdrop of a highly fragmented, large and growing market for our services, adding Sterling to First Advantage will allow us to further strengthen our high quality and cost-effective background screening, identity and verification solutions for the benefit of customers of all sizes across industry verticals and geographies. Our product offerings are highly complementary, which should unlock upsell and cross sell opportunities and enable improved customer experiences across our combined customer base.

The transaction will enable us to increase investment and drive innovation in key development areas of our business like artificial intelligence and next generation digital identification technology, all with the goal of helping our customers hire smarter and onboard faster. With this investment, we will be increasingly well positioned to meet the evolving needs of our customers, deliver an even better customer and applicant experience, and do so more efficiently by leveraging best practices and technologies from both companies.

With the addition of Sterling First Advantage will have a more balanced revenue mix across customer verticals and geographies, which will reduce seasonality and improve resource planning, operational efficiency and resilience across macro cycles. This acquisition is also compelling from a financial perspective, for First Advantage for Sterling and for investors of both companies. It's just the beginning of a new value creation journey. As David will cover in more detail shortly, we are acquiring Sterling for approximately $2.2 billion in cash and stock.

The combination of our companies is expected to generate at least $50 million in run rate synergies in the first 18 to 24 months with potential material upside. This positions us well to both reduce cost for our customers and create long-term value for our shareholders. We expect the transaction to deliver immediate double-digit accretion to adjusted earnings per share on a run-rate synergy basis and to accelerate our objectives to drive long-term profitable growth.

And importantly, we're excited about bringing together the world class talent of First Advantage and Sterling. We have two high performing cultures that share a dedication to delivering excellent customer experiences. We look forward to building on that together to deliver substantial value for our customers and shareholders through this acquisition. As the CEO of the combined company, I personally look forward to welcoming the talented Sterling team to First Advantage.

Overall, this combination is a transformative step for First Advantage in all our stakeholders. Turning to slide five, which highlights some key metrics of our combined company. This acquisition will create a combined company with approximately $1.5 billion in revenue that conducts over 200 million background screens annually and serves 80,000 customers across more than 200 countries and territories. From a geographic perspective, First Advantage and Sterling have complementary international footprint, deepening our local presence and advancing our growth in attractive geographies like EMEA, APAC, LATAM and India.

If we look at the verticals where our customers operate, Sterling has strength in serving employers in healthcare, industrials and financial services, which make up over half its business today, while First Advantage particularly excels in the transportation, retail and e-commerce verticals. Together, we will have greater product and vertical diversification that generates cross selling opportunities and reduces seasonality in our business, which will enable more accurate planning for greater operational efficiency, and the combination is expected to greatly reduce customer concentration by diversifying our customer base.

Together, we will be able to better support companies as they manage risk and hire the best talent. Turning to slide six, the combination of First Advantage and Sterling's technology, products, data and capabilities will further enrich our offerings across background checks, digital identity and biometrics, verification solutions, drug and health screening, continuous monitoring and beyond. We expect feature functionality that will reduce turnaround time and cost for customers. We see exciting opportunities to use our complementary portfolio to sell incremental products and services to both companies' customers.

For example, we expect to be able to bring First Advantage's I-9 and [Wattsi] offerings to Sterling's customers and certain of Sterling's digital identity solutions to First Advantage customers. We'll also have an opportunity to bring First Advantage's leading automation expertise to Sterling We expect that as we find new ways to utilize our technologies and capabilities, the combined company will be able to leverage First Advantage's AI-driven intelligent routing and proprietary data assets to reduce reliance on third party data providers, advancing our commitment to delivering cost effective solutions to our customers.

This transaction also creates the opportunity to accelerate innovation in ways that will meet the dynamic needs of customers and deliver an elevated applicant experience while also improving operational efficiencies. For example, with greater capacity for investment, the combined company will accelerate innovation focused on artificial intelligence, impacting both the front-end applicant experience and the back-end fulfillment process, and other technologies that will shape this industry over the long term.

Similarly, the transaction will enable greater combined investment in next generation digital identification technologies, building on our existing services and the acquisition of infinite ID. Digital identification has been a core part of First Advantage's strategy and bringing together our identity verification and identity fraud solutions will enable First Advantage to further innovate in delivering state of the art digital identity solutions to our customers.

Overall, our acquisition of Sterling will accelerate our strategic objectives toward sustainable long-term value creation for customers and shareholders. Our enhanced growth opportunities and improved diversification set us up to deliver a stronger, more comprehensive value proposition to customers in a large, growing and highly fragmented $13 billion market for our services. And this combination enables accelerated investment in our products to fuel innovation and growth. I am confident that this acquisition is the right step to create meaningful value for First Advantage's current customers and shareholders and those of the combined company.

I will now turn the call over to David to discuss the financial details of the transaction.

David Gamsey^ Thank you, Scott. Turning to slide seven, I'll take you through the financial aspects and structure of the transaction. Total purchase price consideration for this transaction is $2.2 billion. The consideration will include $1.2 billion in cash, 27.15 million shares of newly issued First Advantage common stock and the assumption of Sterling debt, which will be retired at closing. This translates to a purchase price of $16.73 per share, which represents a premium of 35% to Sterling's closing price yesterday and 26% premium to the 30-day VWAP.

We will be acquiring Sterling at a synergized adjusted EBITDA buy in multiple that represents a discount to First Advantage's current trading multiple. We expect the transaction to deliver significant total shareholder return in the long run. This transaction essentially doubles First Advantage's revenues and adjusted EBITDA, and we expect the transaction to deliver immediate double-digit accretion to adjusted earnings per share, assuming run rate synergies. I'll discuss the pro forma profile in more depth shortly. It also provides greater trading liquidity for investors, creating an even more compelling opportunity for investors in this industry.

Within 18 to 24 months after closing, First Advantage expects to achieve at least $50 million in synergies as identified by our team and supported by an advisor. These synergies would be driven by a reduction in third party data costs and efficiencies across operations, product and technology and SG&A, including the elimination of duplicative public company costs such as the combination of insurance programs and one audit and one set of tax returns.

We see potential for upside on the expected synergies value over time. We have secured fully committed financing for this transaction with $1.8 billion of new seven-year term debt. The new financing is in addition to the existing debt on our balance sheet. I'll talk through the balance sheet impacts of the transaction in more detail shortly. Regarding timing, the transaction is expected to close approximately in the third quarter of 2024, subject to required regulatory approvals, clearances and other customary closing conditions. We cannot control the exact timing, but we will be prepared to close as soon as all approvals have been received.

First Advantage shareholders will own approximately 84% of the combined company and Sterling shareholders will own approximately 16%. There will be approximately 173 million diluted shares outstanding. As a result of the transaction, we have suspended purchases under our share buyback program. Our primary focus upon closing will be on integration, synergies, deleveraging and most importantly on our customers. The acquisition of Sterling is a significant step forward in our value creation playbook. It is just the beginning.

We have the leadership team, industry expertise, technology and systems to successfully execute and integrate this transaction and deliver shareholder and customer value. Now, turning to slide eight, our proposed acquisition of Sterling generates a strong pro forma financial profile. Using the year-end figures that First Advantage and Sterling reported today, we will have pro forma $1.5 billion in 2023 revenues and $473 million in combined EBITDA, including expected run rate synergies.

This represents a 32% adjusted EBITDA margin, which is approximately 100 basis points above First Advantage's current margin. We expect to generate double digit EPS accretion on a run rate basis with continued ability to compound EPS at teens growth rate over time. Now, on slide nine, I'll focus on how the transaction impacts their capital structure. First Advantage will assume and retire Sterling's outstanding debt at closing.

As previously mentioned, this, along with the cash consideration portion of the purchase price, will be funded through a new $1.8 billion, seven-year term loan and cash on the balance sheet. We have already secured financing commitments for this new facility from a consortium of banks. Additionally, as part of this financing agreement, we will be upsizing our current 100-million-dollar revolver to $250 million and extending the maturity date to 2030. Net leverage at closing will be in the range of four times depending on the exact timing of closing.

The debt will be covenant light, consistent with our current agreement, further reducing risk and increasing flexibility. Our long-term goal is to reduce and maintain net leverage between two and three times. Our expected liquidity at closing and our combined company's ability to generate cash flow will leave us with greater than two and a half times interest coverage, ample room to achieve our capital allocation priorities and deleverage organically over time.

For context, pro forma combined cash flow from operations was approximately $300 million based on actual 2023 results. Our well-built financial foundation and resilient business model have supported our history of strong adjusted EBITDA margins and robust operating cash flows, creating a healthy balance sheet that has given us the flexibility to acquire Sterling.

Looking ahead and as previously mentioned, we expect First Advantage to continue compounding EPS at a teens growth rate over time through the combination of top line growth, ongoing synergy capture and significant deleveraging via strong organic free cash flow generation. We will continue to selectively and strategically invest in the business to fuel long term organic growth and to successfully integrate Sterling particularly to drive the innovation that we know will most benefit our customers. Consistent with our historical capital allocation strategy, going forward, we plan to focus our uses of capital on prudent deleveraging towards our long-term net leverage target range, which will help support earnings growth.

Now, let me take you through our full year and fourth quarter results as well as our standalone First Advantage 2024 outlook. Turning now to a recap of our full year results on slide twelve, we are pleased with our overall annual performance coming in within 1% of our original 2023 guidance ranges for revenues and adjusted EBITDA and performing in line with what we communicated for adjusted net income and adjusted diluted EPS.

This is further evidence that we continue to be diligent and successful at controlling what can be controlled within our business despite the challenging macro environment. Revenues grew sequentially throughout the year in every single quarter, including Q4, coming in at $764 million, a decrease of 5.7% from the prior year, with constant currency revenues of $766 million. For the year, Infinite ID, which we acquired in September 2023, contributed approximately $3 million to our revenues.

As we have discussed throughout 2023, we have been pleased that our upsell, cross sell, new logos and attrition rates have broadly aligned with our historical revenue growth rates. Our base growth, which is more sensitive and correlated to changes in the macro environment, declined on lower volumes. We believe that when the macro environment stabilizes, our base growth will normalize to our historical rate of two to 4%. In our America segment, revenues of $673 million, or 87% of consolidated revenues, were down 3.1% from the prior year.

In our international segment, revenues of $97 million, or 13% of consolidated revenues, were down 21% from the prior year. On a constant currency basis, international revenues were $99 million, or down 19% year over year. Adjusted EBITDA for the year was $238 million and our adjusted EBITDA margin was a robust 31.1%, representing year-over-year expansion. Our adjusted effective tax rate was 23.5%, adjusted net income was $146 million and adjusted diluted EPS was $1.

Looking now at our fourth quarter results on slide 13, the fourth quarter exemplified the continued strength of our flexible business model, disciplined cost management and investments in technology and automation, which were key drivers of achieving a record adjusted EBITDA margin of nearly 34% and strong cash flow from operations of $57 million. Our fourth quarter revenues were $203 million, a decrease of 4.7% from the prior year.

Given the mix of our domestic and international businesses, currency had little impact on fourth quarter results, with constant currency revenues of $202 million for the quarter, Infinite ID contributed approximately $2 million to our revenues. We continued to make great progress building our customer base during the fourth quarter and the year. We had 10 bookings in the fourth quarter of $500,000 or more of expected annual contract value and 46 for the year of which approximately half were new logos, and the other half were upsell cross sell.

That said, total base continued to be under pressure in the fourth quarter, declining $28 million or 13%, driven by peak season ending earlier than expected and continued macro driven weak performance in our India and APAC markets. We are well positioned to take advantage of the upside from a market recovery when it materializes. The base decline for the quarter was partially offset from upsell and cross sell, which contributed $12.7 million, or nearly 6% to our performance. Revenues from new customer logos contributed an additional $8.3 million, or approximately 4%.

In our America segment, revenues of $182 million, or 89% of consolidated revenues, were down 3.1% from prior year. This quarter held up relatively well, which is primarily attributable to our broad-based, resilient customers. All of our fundamentals remain strong. As a reminder, JOLTS data is correlated to our America's base growth. Looking at December 2023 JOLTS data, openings and hires increased slightly month over month and remain relatively high by historical standards. But separations declined.

Employers are holding on to talent longer. Quits fell to the lowest monthly level in nearly three years. These declining hiring trends continued to impact our America's base, which for the quarter was down 12%. In our international segment, revenues of $22 million, or 11% of consolidated revenues, were down 16% from the prior year. On a constant currency basis, international revenues were $21 million, or down 18% year over year. The decrease was due primarily to base weakness in India and APAC, offset in part by relative strength in EMEA.

As a reminder, our direct exposure to China is less than 1% of our total revenues and has little impact on our business. In the fourth quarter, India was down approximately 36% given our regional exposure to BPO and IT services related businesses, and APAC was down 21%, driven by the financial services sector and other regional market dynamics. We achieved a record consolidated adjusted EBITDA margin of 33.7% on adjusted EBITDA of $68 million, which represented an improvement of 140 basis points sequentially and 60 basis points on a year over year basis.

This is another proof point that our business remains resilient in the face of top line headwinds. Our adjusted effective tax rate was 21.2%, which reflects a onetime favorable adjustment. Adjusted net income was $43 million and adjusted diluted EPS was $0.29, which includes a two-cent negative impact from our August 2023 special dividend. Now, turning to slide 14, I'd also like to highlight that in 2023 we generated operating cash flows of $163 million, ending the year with $214 million of cash on the balance sheet.

We continue to return capital to shareholders through our $218 million onetime special dividend in repurchasing $59 million of stock as part of our buyback program. We spent $41 million on the acquisition of Infinite ID, growing our vertical capabilities and expanding our product suite. Additionally, we spent $28 million on capital-related investments. In December, we entered into two new interest rate swap agreements that take the place of our existing interest rate collars that mature today.

Now, moving to slide 15 and a discussion of our outlook. In developing our standalone guidance for 2024, we considered many factors. First was the current macroeconomic environment, including the softening in hiring trends and the reduction in employee churn. These dynamics were partially offset by discussions with their customers, who are becoming more optimistic and seem ready to start investing in new growth opportunities. On top of this, the Sterling acquisition announced today will require significant amounts of management time and resources to complete and integrate.

As such, the midpoint of our guidance reflects a conservative posture towards growth and profitability in 2024. For First Advantage on a standalone basis throughout 2024, we expect sequential quarter over quarter growth for revenues, adjusted EBITDA and adjusted EBITDA margins, similar to 2023. We expect customer retention to remain in line with their strong historical performance of around 97%. We also expect continued execution of upsell, cross sell and new logo growth consistent with historical trends and long-term targets.

The midpoint of our guidance range assumes that there will be further macro-driven base declines, with base remaining negative in the first three quarters, though improving sequentially and then turning positive in Q4. However, assuming the economy begins to recover later in the year and into 2025, we are extremely well positioned to benefit. For 2024, we expect to generate full year revenues in the range of 750 to $800 million. Based on the midpoint of $775 million, this results in positive year-over-year organic revenue growth.

This includes revenues related to Infinite ID, which is expected to contribute approximately $7 million in the first eight months of the year, as we approach the anniversary of the acquisition at the beginning of September. At our midpoint, we expect to maintain full year adjusted EBITDA margins of approximately 31% and adjusted EBITDA in the range of $228 million to $248 million. This is after considering approximately $10 million in increases in employee wages and benefits and normalization of management incentive plans, as well as approximately $7 million in new investments in product technology and sales.

We are continuing to selectively invest in our business to strengthen our client relationships and to bring them the best possible offering in the industry. At the midpoint, we expect our 2024 adjusted net income to be approximately $135 million in adjusted diluted EPS of $0.93. We have provided an adjusted diluted EPS bridge on slide 16 that walks you through the puts and takes in comparing 2023 results to what we expect in 2024. This is very important to understand.

On a like for like basis, after adjusting for impacts, including our 2023 one-time special dividend, expiring interest rate swaps and the positive impact from our 2023 share buybacks, adjusted 2023 EPS would have been $0.92. We expect diluted EPS expansion at the midpoint of our guidance range in 2024 when taking into account these and other items.

We have also provided a summary of selected 2024 modeling assumptions in the appendix, including a range of 30 to $33 million of capital expenditures, of which $3 million relates to a new U.S. criminal data AI project and $4 million relates to a large-scale computer refresh project. The balance, consistent with 2023, primarily relates to capitalized software development cost. Looking now at the quarterly phasing of our 2024 guidance, we expect Q1 year over year consolidated revenues to decline by approximately 5%.

We expect sequential top line improvement as we move throughout 2024, with Q2 results coming in relatively flat year over year. We expect positive overall growth in the second half of the year, more heavily weighted toward Q4. We expect our Q1 adjusted EBITDA margin to be between 27 and 28%, which is consistent with the first quarter of the last three years.

Starting with Q2, we expect adjusted EBITDA margins to be above 30% and to improve in the second half of the year, following a similar pattern to 2023. Overall, we are extremely well positioned to benefit when the macro environment improves. Please note that we expect to provide guidance on the combined company after the Sterling acquisition closes.

Let me now turn the call back over to Scott before we open the line for questions.

Scott Staples^ Thank you, David. I want to acknowledge the great progress our First Advantage team made throughout 2023. I'm especially proud that we did not take our foot off the gas pedal. Even as we continue to navigate an uncertain macro environment and evolving labor market. We are well positioned to weather the current environment and benefit greatly once it stabilizes and starts to improve.

We are excited about today's definitive agreement to acquire Sterling, which will allow us to extend our high quality and cost-effective background screening, identity and verification technology solutions for the benefit of customers of all sizes, across industry verticals and geographies. Looking forward, we remain focused on long-term profitable growth and maximize value for all stakeholders. With that, we will open the line for questions.

QUESTIONS AND ANSWERS

Operator^ Thank you. (Operator Instructions). Thank you. Our first question is coming from Shlomo Rosenbaum of Stifel.

Shlomo Rosenbaum^ Hi. Thank you very much for taking my questions. Just you know, first of all, just when you're combining two of the top three companies in the space, I just want to get your take on your considerations around the DOJ on this and the work you've done over there. And then I just have a follow up in terms of just the combination.

Scott Staples^ Yes. Shlomo, so first of all, I'll tell you, we've hired some great experts in this space who will guide us through the process. But let's keep coming back to the market on this because this is a large $13 billion market, and we've always told you how fragmented is. There's lots of competitors of all sizes and shapes across the world. We think we've got a great case, but we'll let the experts guide us through the process, and we'll see where it takes us. But like I said, this is a very large but very fragmented market. Lots of competitors.

Shlomo Rosenbaum^ Okay, thank you. Just, and then -- just in terms of the combination, you point to 50 million in synergies. Is that all cost synergies? And can you talk a little bit more about just, on the ground, practically the combination of the two companies, how will you accelerate organic revenue growth? If you could just give some examples. Hey, they have this customer we could sell this to. You have that customer I could sell that to. Can you just give us some on the ground examples of why this makes sense?

Scott Staples^ Yes, David, why don't you take the synergy part and I'll take the second part of that.

David Gamsey^ Okay. So, Shlomo, from a synergy perspective, the 50 million, at least $50 million, that is from a cost perspective basis, we think there is upside relative to revenue synergies from a crosssell perspective. And Scott can give you some specific examples relative to that, we think we can get that 50 million in 18 to 24 months. Some of it is very low hanging, and we're going to go get right away.

Scott Staples^ Yes, Shlomo, I think, just to answer your cross sell. And it's actually probably, I think, a broader question that you're asking. I think one of the things that we really like is the complementary, vertical exposure or overlap, actually. So, just think about it. As we said in the script, Sterling's largest verticals of healthcare and financial services and business professional services, et cetera, you know, map really well to our large ones, which are transportation, retail, e commerce.

So, we really love the fact that their vertical strengths match so well to our vertical strengths. And now we've got potentially, obviously, a much larger customer base with 80,000 customers. And we feel like we have RI-9 product. Our Wattsi product could be sold across the Sterling base and their digital identity solutions across our base, et cetera. You know, but again, we're talking about early days here. We've got to sit down and map this all out. But we think there's great opportunities for what I just walked you through.

Shlomo Rosenbaum^ Thank you.

Operator^ We'll take our next question from Ashish Sabadra of RBC Capital Markets. Your line is open.

Ashish Sabadra^ Thanks for taking my question. Just wanted to drill down further on the cost synergy front. I think there was a reference to reduction in third party cost. I was wondering if you could provide any more clarity on that front. And then, also during the Q -- last question, there was a reference to certain low hanging fruits. I was wondering, can you provide color on that front as well? Thanks.

David Gamsey^ So, Ashish, from a third-party data perspective, as you know, we have our verify database. And we have our smart hub technology that's AI driven, and that allows us to use our own database and other sources for employment and education verification. Sterling does not currently have access to that database or to that technology.

And we believe that we can help drive down costs once we can integrate them into that smart hub technology. As far as low hanging fruit, there are a lot of opportunities, right? We're only going to need one audit. We're only going to need one set of tax returns. We're going to consolidate our insurance programs. You eliminate one complete public company cost scenario. So, there are a lot of really easy costs we can go after really quickly.

Ashish Sabadra^ That's very helpful color. And as we look out to 2024, thanks for providing some good commentary on trends by quarter. I was just wondering if you could also provide some color by end markets or verticals. Where are you seeing better hiring strength versus verticals which are still weak in '24? Thanks.

Scott Staples^ Ashish, the story really hasn't changed here too much. It's been kind of like a repeat for us over literally maybe the last year where we still continue to see good strength in the transportation and home delivery verticals. Retail, ecommerce actually kind of flattish for us. But keep in mind, as we've said many, many times, our retail ecommerce footprint is really more of the large discounters and the online retailers. And there's still obviously high demand for those companies' products and services because of inflation and things like that.

All year long, verticals like staffing and financial services have been down and continue to be down. The one vertical which I missed when I talked about positive is healthcare. Healthcare has done really well for us this year and especially over the last quarter or two. So, yes, in the end it kind of all washes out with exactly what we've given you with results and guidance. We expect sort of more the same from those verticals, at least for the first three quarters.

Ashish Sabadra^ That's very helpful color, thanks.

Operator^ We'll take our next question from Andrew Steinerman of J.P. Morgan. Your line is open.

Andrew Steinerman^ Hi, I wanted to ask a little bit about the smart hub and the identification of third-party costs being, I guess you just listed it top. You listed before operational efficiencies is the reduction of third-party costs, which I understand is usually passed along to the customer. Bigger savings for is it the bigger savings for FA than the operational savings across products, et cetera. And so, my question is on smart hub. Isn't that up to the customer if they select to use smart hub or not for verifications?

Scott Staples^ Yes, I mean, technically, it would be up to the customer, but I can't point to a customer that doesn't want to use it. Again, think of it as really a router. It's really a fantastic piece of technology because it's got algorithms built into it, and we've been working on it for four plus years, maybe even five years now. So, it's got some AI driven technology in it. It touches the algorithms, but all it really does, Andrew, is it gives our customers choices. It gives their applicants, based off their criteria, it gives the customer choices as to where to go find that data.

So, I can't remember or think of a customer that doesn't use it, but at the end of the day, what we're really offering is multiple data sources, and of course, our own data. Our data continues to grow. We add to it every quarter. We add to it every month. And it's good data source. And with the Sterling acquisition, we'll be able to tap into their data as well, which they don't currently leverage. So, we aren't able to quantify that yet because we obviously haven't got into what exactly those records look like and stuff. But we're feeling pretty good about where and how we can leverage this going forward.

Andrew Steinerman^ Right. But Scott, the other part of my question was, you listed the reduction of third-party costs before efficiencies and operations and products and technology and SG&A. Like, are you saying the reduction of third-party cost in the $50 million target savings is going to be bigger than the efficiencies that follow in that list?

Scott Staples^ I don't think it would be bigger. It's just how it was written. I think we'll get way more out of efficiencies, as David mentioned, there's duplicate tax and insurance and all that kind of stuff. So, no, I don't think it's a bigger number. It's just how it was written.

Andrew Steinerman^ No, that makes more sense to me now. Thank you very much.

Operator^ We'll take our next question from Manav Patnaik of Barclays. Your line is open.

Manav Patnaik^ Thank you. Good morning. I was hoping just to touch on base growth. I know you gave us some directional color for the year, but just was hoping you might be able to quantify what you're assuming for '24. Just because it sounds like for both you guys and Sterling, the base growth got worse than what you guys kept guiding to. So, I was just curious if that was changes in the large customers that I know you talk to regularly or was it the tail end that kind of came short of what you expected?

David Gamsey^ So, base growth, consolidated base growth was down 13% in Q4, which was greater than we anticipated. As a result of that, we're taking a pretty conservative posture to it. If you look at the midpoint of our guidance for 2024, we're projecting base to be down a little over 5% for the full year. But it's more in the nine to 13% negative range in Q1 and then improving sequentially from there. But again, down about 5% for the full year.

Manav Patnaik^ Okay. And then perhaps, can you just talk a little bit about pricing trends currently? I know it's not a big part of the algorithm, but does bigger scale help in that equation?

David Gamsey^ You know, pricing in this industry has been very consistent and very stable. We've had no conversations with Sterling about pricing, nor will we till after closing.

Manav Patnaik^ Okay, thank you.

Operator^ (Operator Instructions). We'll move next to Kyle Peterson of Needham & Company.

Kyle Peterson^ Great. Good morning, guys. Thanks for taking the questions. I just wanted to touch on balance sheet and capital allocation. Obviously, the leverage is going to come up a bit with this transaction. But I guess, how quickly do you guys feel you can delever the balance sheet more towards that target range, maybe in whether it's kind of a status quo, macro or if we get some improvement. But yes, I guess where can you get from the four to the two to three X?

David Gamsey^ So, Kyle, we're going to have two primary objectives post-closing: integration and deleveraging. So, we throw off a lot of cash. You can see it in our numbers. Combined, we had over about $300 million of cash flow from operations. We will be utilizing that to delever as quickly as possible.

Kyle Peterson^ Got it. That's helpful. Maybe just follow up in terms of some of the other competitive benefits. After this deal, it seems like you guys will be kind of the clear number one player in the screening space. Just wanted to see if you guys had some thoughts on whether it is kind of how you guys are going to go to market or the value prop of just having more scale globally. Maybe just anything in terms of how you guys think it'll influence the sales process or ability to kind of push the snowball down the hill on new logos and upsell, cross sell.

Scott Staples^ Well, I think there's just a lot of customer benefits here. Sterling does some things really well. We do some things really well. When you combine them, you know, it's good for the customer and how we was able know launch sort of best in breed products across the customer base. Kyle, again, we're still really early days on this and we've got a lot of planning to do.

So, it's hard for me to sit here today and tell you exactly what that landscape will look like. But we just feel like again, I'll go back to it many, many, many times because this was a key component in us wanting to do this deal was just such a great the complementary of the verticals. Again, the verticals, they were very strong in, are not the same verticals that we're very strong in. And it just makes a good story I think for the market.

Kyle Peterson^ That makes sense. Thanks guys, and congrats on the transaction.

Operator^ We'll take our next question from Heather Balsky of Bank of America.

Heather Balsky^ Hi, thank you. Another question on the acquisition, and you talked about the diversification in your customer mix just now. I was hoping you could help us think about that in terms of your long-term strategy. I know you've talked a fair amount a lot about your high growth vertical strategy and that kind of driving outsized growth. I think once you're a combined company, kind of how do you think about focusing on higher growth verticals? Kind of where does Sterling have higher growth? How much of your business will be in that kind of higher growth area? And then are there parts of your business or parts of their business you might want to prune in order to get the right growth profile?

Scott Staples^ I think I can work backwards on that. Again, we're still very early days on this and obviously over time we'll give you more insights into go to market strategies. But I don't think there's going to be a need or reason for pruning. If you think about what we've always messaged to you guys about our strategy of high volume hiring, and I think if you look at, again, across transportation, retail, healthcare, even staffing and hospitality, although very low numbers for us, that kind of strategy sort of maps to about 71% of our revenue.

And if you look at Sterling and you look at their verticals, and especially I'll point out healthcare because their healthcare vertical is really strong. I think about our vertical. So, again, if you look at transportation, that's 24%, if you look at retail ecommerce, that's 22%, healthcare for us, 15%. But if you look at Sterling, you're looking at healthcare of 23%, and their manufacturing and industrials at 18% and things like that. So, I think when you combine the two organizations, you're going to bring, obviously, some of those numbers down and some of those numbers up.

But I think in general, as far as we can tell from our discussions, their strategy in healthcare is very similar to us, where it's high volume hiring and stuff like that. So, I think there's just a great sort of complementary vertical story here, but it's really more to come. You're going to have to be a little patient with us as we wait for closing and then can give you more information about go to market strategies and stuff like that.

Heather Balsky^ That's really helpful. And for your business on international, can you just help us think about sort of the line of sight you have in terms of stabilization there, any green shoots that you're seeing in APAC in India?

Scott Staples^ Yes, great question. So, as we've again talked to you guys about, for literally all of 2023, international has been a drag on the business. And again, let's separate it too, because EMEA has actually done pretty well. So, when we talk about international, we're really talking about India and APAC, and in India and APAC have been down, as David mentioned, in his remarks.

But I will tell you that starting in Q4 of 2023, we actually started to see stabilization in APAC in India. And obviously, we're hoping that continues. It's still early days on stabilization, but we think we hit bottom, sometime in 2023. And now, we're starting to see stabilization and maybe even slight improvement. It's still a bit early days to call it a trend. But again, I think we're starting to see India and APAC come back a little bit.

Heather Balsky^ Thank you.

Operator^ We'll take our next question from Scott Wurtzel of Wolfe Research. Your line is open.

Scott Wurtzel^ Hey, good morning, guys, and thank you for taking my questions here. I just wanted to go back to the synergy side and appreciate the color on sort of what the low hanging fruit is on the cost side. So, just want to maybe touch on what on the cost side is maybe going to require the most work. And you also mentioned that revenue synergies aren't embedded in the 50 million. I'm just wondering also if there's anything on the cost side that isn't embedded in the 50 million of synergies. Thanks.

David Gamsey^ Well, Scott, as we said, we think we can get at least 50 million, and we think we can do that over 18 to 24 months. Longer term, there's a lot of opportunity relative to combining fulfillment operations, looking at best practices, refining processes, utilizing AI. As we said, we're launching a $3 million AI initiative relative to U.S. criminal data. We hope the outcome of that will be something special that will also help drive productivity and reduce cost.

So, when you're putting two companies together like this, there are a lot of opportunities we're going to take best practices. We have a whole team of black belts internally that we're going to be utilizing to identify best practices and best processes. We'll be using some outside advisors to assist us with that as well. And we think there's just a lot of opportunity on a longer-term basis, but we're going to go really hard and fast at that first 50 million.

Scott Wurtzel^ Got you, that's helpful. And then just wondering, I think you just mentioned it in your answer, but just wondering if you can expand on what some of these incremental investments in AI could look like, you know, as you sort of realize the savings associated with the synergies.

Scott Staples^ Yes, Scott, let me jump in there. I mean, I don't think we want to give you too much information for competitive reasons on what these projects are about. But I will tell you in general, we are looking at all aspects of the business of where we can leverage AI, and not only how it improves the candidate and customer experience and the offering, but where it potentially also can reduce headcount, and I think we've mentioned to you in the past or to others in the past where we've already rolled out AI in our call centers, with our click chat call initiative that we announced a couple of quarters ago, which not only has improved our CSAT scores, but has allowed us to reduce headcount because people are clicking and chatting with AI chatbots, but these are live AI chatbots and things like that, but less of the phone.

So, we think there's a similar type of story across fulfillment on the U.S. criminal side. But again, we're going to sort of keep the secret sauce on that to us, and we'll keep you posted as we actually roll out things.

Scott Wurtzel^ Understood. Thanks guys, and congrats on the deal.

David Gamsey^ Thank you.

Operator^ (Operator Instructions). We have a follow up from Schlomo Rosenbaum of Stifel. Your line is open.

Shlomo Rosenbaum^ I want to slip a couple more in, if you don't mind. Scott, one of the critical areas in combining two companies that are background screeners is making sure you don't have a lot of client losses post the deal. And given the complexity of the integration of an acquisition that is close to your guys' size and all that's involved in that, how are you going to really minimize any client losses? And then I have a financial one for David.

Scott Staples^ Shlomo, great question, and probably the most important question that we've been talking about. So, I'll give you a couple of high-level things, but we are again, we're early days and we haven't mapped all this stuff out. So, first of all, we are going to have a dedicated integration team. This is all they're going to do, and we're going to staff it with some of our best people. We're going to bring in third parties. We're going to take advice of a lot of folks on this.

And probably, as you know from some of the history of this industry, some of the biggest challenges have been not in maybe the integration of operations or sales or any kind of the functions of the company, but it's really been the technology integrations that have hit snags. And I will tell you right now, we are going to take a very conservative approach on tech integration to minimize client loss. We are not going to force large customers onto platforms they don't want to be on, or technologies they don't want to be on.

We've got what I would call a very theoretical and high-level strategy at this point, which we will obviously start refining, literally starting tomorrow. But we have to obviously wait until close before we can actually get in and really do any of the heavy lifting and even some of the heavy planning. But in general, we're not going to break eggs on the customer side because we're going to take a smart approach to technology.

Shlomo Rosenbaum^ Okay. And then just from the financial side, David, when I do the math, using kind of end of year '23 numbers and the assumed 50 million of synergies, I'm getting closer to four and a half times leverage. Is the difference the assumption of free cash flow from both companies for another two plus quarters?

David Gamsey^ That's right. So, it all comes down to timing. If it closes June 30, if it closes September 30, both companies throw off a significant amount of cash quarter over quarter. Plus there'll be a minimum amount of cash on the balance sheet of at least 150 million, maybe up to $200 million at closing. So, from a net leverage perspective, that'll drive that down even further.

Shlomo Rosenbaum^ Okay, thank you.

Operator^ I see no further questions in the queue, and I'll turn the call over to Mr. Staples for closing comments. Please go ahead.

Scott Staples^ Yes. Thank you, operator. And thank everyone for your time this morning and for your ongoing support. Take care.

Operator^ Thank you. This concludes the First Advantage fourth quarter and full year 2023 earnings conference call and webcast. Thank you all for your participation. At this time, you may disconnect your line. Have a wonderful day.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, First Advantage intends to file with the SEC a registration statement on Form S-4 that will include an information statement of Sterling and that also constitutes a prospectus of First Advantage. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus (if and when available) will be mailed to stockholders of First Advantage and Sterling. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/prospectus (if and when available) and other documents containing important information about First Advantage, Sterling and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This report and any documents referred to in this report contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address First Advantage’s and Sterling’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this report or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to First Advantage and Sterling and each of their stockholders and the anticipated timing thereof. First Advantage and Sterling have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond First Advantage and Sterling’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on First Advantage’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of First Advantage or Sterling and potential difficulties in First Advantage employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from First Advantage’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction and (viii) the outcome of any legal proceedings that may be instituted against Sterling or against First Advantage related to the Merger Agreement or the proposed transaction. These and other important factors contained in First Advantage and Sterling’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this report are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of First Advantage and Sterling operates, may differ materially from the forward-looking statements contained in this report. Any forward-looking statement made in this report speaks only as of the date of such statement. Except as required by law, neither First Advantage nor Sterling undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this report.